SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                Memry Corporation
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                                (Name of Issuer)

                     Common stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   586263 20 4
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                                 (CUSIP Number)

  James V. Dandeneau, c/o Putnam Plastics Corporation, 130 Louisa Viens Drive,
                           Dayville, Connecticut 06241
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      (Name, address and telephone number of person authorized to receive notices and communications)

                                November 9, 2004
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 586263 20 4
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1.   NAME OF REPORTING PERSONS:                    Putnam Plastics Corporation

     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):    04-2830482

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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a) [X]
        (b) [ ]

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3.   FOR SEC USE ONLY

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4.   SOURCE OF FUNDS                                              OO

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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OF 2(e)                    [ ]

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6. PLACE OF ORGANIZATION                                          CONNECTICUT

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NUMBER OF         (7)     SOLE VOTING POWER                       2,857,143

SHARES            --------------------------------------------------------------

BENEFICIALLY      (8)     SHARED VOTING POWER                     0

OWNED BY          --------------------------------------------------------------

EACH              (9)     SOLE DISPOSITIVE POWER                  2,857,143

REPORTING         --------------------------------------------------------------

PERSON WITH       (10)    SHARED DISPOSITIVE POWER                0

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11.  AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON                               2,857,143
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           10.0%

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14. TYPE OF REPORTING PERSON                                      CO

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CUSIP No. 586263 20 4
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1.   NAME OF REPORTING PERSONS:                              James V. Dandeneau

     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):    N/A

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [X]
     (b) [ ]

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3.   FOR SEC USE ONLY

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4.   SOURCE OF FUNDS                                              PF

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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OF 2(e)                    [ ]

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6.   CITIZENSHIP                                                  USA

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NUMBER OF         (7)     SOLE VOTING POWER                       5,000

SHARES            --------------------------------------------------------------

BENEFICIALLY      (8)     SHARED VOTING POWER                     0

OWNED BY          --------------------------------------------------------------

EACH              (9)     SOLE DISPOSITIVE POWER                  5,000

REPORTING         --------------------------------------------------------------

PERSON WITH       (10)    SHARED DISPOSITIVE POWER                0

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11.  AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON                               5,000

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES                             [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           0.02%

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14.  TYPE OF REPORTING PERSON                                      IN

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CUSIP No. 586263 20 4
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Item 1.     Security and Issuer

This statement on Schedule 13D (the "Statement") relates to the shares of common stock, par value $0.01 per share, of Memry Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 3 Berkshire Blvd., Bethel, Connecticut 06801.

Item 2.     Identity and Background

The Statement is filed on behalf of Putnam Plastics Corporation and James V. Dandeneau. Mr. Dandeneau is the President and sole stockholder of Putnam Plastics Corporation. The principal occupation of Mr. Dandeneau is as the President and sole stockholder of Putnam Plastics Corporation. The principal business address of Mr. Dandeneau is c/o Putnam Plastics Corporation, 130 Louisa Viens Drive, Dayville, Connecticut 06241.

Putnam Plastics Corporation is a custom extrusion and assembly house serving the medical marketplace. Putnam Plastics Corporation produce a variety of co-extrusions, wire coatings and semi-finished components for leading medical device manufacturers.

Mr. Dandeneau has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, is not as a result of such proceeding, was not subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Dandeneau is citizen of the United States.

Item 3.     Source and Amount of Funds and Other Consideration

The aggregate purchase price of the shares of common stock of the Company covered by this Statement is $3,778,248.76 (subject to adjustment). This includes:

     1) 2,857,143 shares of common stock of the Company that were acquired pursuant to that certain Asset Purchase Agreement among Memry Corporation, Putnam Plastics Corporation and Mr. James V. Dandeneau, dated as of November 9, 2004; and

     2) 5,000 shares of common stock of the Company that were purchased by Mr. Dandeneau with personal funds.

Item 4.     Purpose of the Transaction

Putnam Plastics Corporation and Mr. Dandeneau hold the shares of common stock of the Company for investment purposes.

Neither Mr. Dandeneau nor Putnam Plastics Corporation (together, the "Reporting Person") have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated in (a) through (i) above. The Reporting Person is likely from time to time to review or reconsider his intentions in holding and/or acquiring shares of the issuer's common stock, and at such time may formulate a plan or proposal that relates to or would result in one or more of the matters referred to above in (b) through (j).

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CUSIP No. 586263 20 4
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Item 5.     Interest in Securities of the Issuer

(a) Based on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, the Company's total issued and outstanding shares of capital stock are 28,452,952 shares of common stock as of November 9, 2004. Putnam Plastics Corporation owns 2,857,143 shares, or 10.0% of common stock of the Company, Mr. Dandeneau owns 5,000 shares, or 0.02% of common stock of the Company.

(b) Mr. Dandeneau, as sole stockholder of Putnam Plastics Corporation, has sole power to vote, and direct the vote of 2,857,143 shares of common stock of the Company and the sole power to dispose of, or direct the disposition of 2,857,143 shares of common stock of the Company. Mr. Dandeneau has sole power to vote, and direct the vote of 5,000 shares of common stock of the Company and the sole power to dispose of, or direct the disposition of 5,000 shares of common stock of the Company.

(c) On September 16, 2003, Mr. Dandeneau purchased (i) 3,000 shares of common stock of the Company at a price of $1.36 per share and (ii) 2,000 shares of common stock of the Company at a price of $1.37 per share. On November 9, 2004, Putnam Plastics Corporation acquired 2,857,143 shares of common stock of the Company at a price of $1.32 per share (subject to adjustment) in accordance with the terms and conditions of that certain Asset Purchase Agreement among Memry Corporation, Putnam Plastics Corporation and Mr. James V. Dandeneau, dated as of November 9, 2004.

         Other than the asset purchase transaction listed above, neither Putman Plastics Corporation nor Mr. Dandeneau has purchased any shares of common stock of the Company within the last sixty days.

(d)      Not applicable

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Other than that certain Asset Purchase Agreement among Memry Corporation, Putnam Plastics Corporation and Mr. James V. Dandeneau, dated as of November 9, 2004, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits

Not applicable.


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CUSIP No. 586263 20 4
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  November 18, 2004




/s/ James V. Dandeneau
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James V. Dandeneau
As an individual and as President of Putnam Plastics Corporation